U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

       Check this box if no longer subject

   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        to Section 16.  Form 4 or 5 obligations

        may continue.  See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person * MAINGOT LAWRENCE C.	2. Issuer Name and Ticker or Trading Symbol BAIRNCO CORPORATION BZ

6.

Relationship of Reporting Person to Issuer

(Check all applicable)

        Director

10% Owner

  X      Officer

Other (specify below)

CORPORATE CONTROLLER

7.  Individual or Joint/Group Filing

     _X_     Form filed by one Reporting Person

     __     Form filed by more than one Reporting

              Person

(Last) (First) (Middle) 300 PRIMERA BLVD SUITE 432	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####				4. Statement for Month/Year
(Street) LAKE MARY, FL 32746 __________________________________________________ (City) (State) (Zip)					5. If Amendment, Date of Original (Month/Year)
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transac-tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Restricted Common Stock (1)	04-24-03		A		12,000	A	$5.10	12,000	D
Common Stock								1,528	I
Total								13,528

* If the Form if filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)                                                                    (Over)

SEC 1474 (9-02)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (In str. 3)	2. Conver-sion or Exercise Price of Deriva-tive Security	3. Trans-action Date (Month/Day /Year)	3A. Deemed Execu-tion Date, if any (Month/Day/ Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv-ative Secur-ities Bene-ficially Owned Follow-ing Reported Trans-action(s) (Instr. 4)	10. Ownership Form of Derivative security: Direct (D) or Indirect (l) (Instr.4)	11. Nature of Indirect Beneficial Owner ship (Instr. 4)
								Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
				Code	V	(A)	(D)
Purchase Option										c/s			5,000	D

Explanation of Responses:

Note 1:  Restricted stock award contingent upon 5 continuous years of employment, with “cliff” vesting of all shares upon the fifth anniversary of the date of the award.  All shares are forfeited in the event of termination of employment prior to the five years, for other than retirement, death or disability.  Recipient receives voting power and payment of dividends related to the shares during the vesting period.

  /s/ Lawrence C. Maingot                                                         4/24/2003

**

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

**Signature of Reporting Person

Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:

File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.